April 1, 2025

VIA EDGAR

Laura Veator

Stephen Krikorian

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549-3561

Re:	SES S.A.
Draft Registration Statement on Form F-4
Submitted January 17, 2025
CIK No. 0001347408

Dear Ms. Veator and Mr. Krikorian:

On behalf of SES S.A. (the “Company”), please find our response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letters dated February 3, 2025 and March 21, 2025 (the “Comment Letters”) regarding the Draft Registration Statement on Form F-4 submitted on a confidential basis by the Company on January 17, 2025 (the “Draft Registration Statement”). Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Draft Registration Statement.

Set forth below in italics are the comments contained in the Staff’s Comment Letters pertaining to the Draft Registration Statement. Immediately below the Staff’s comment is the Company’s response to the comment.

The Company is concurrently confidentially providing to the SEC Amendment No. 2 to the Draft Registration Statement, as filed on EDGAR on the date hereof (“Amendment No. 2”).

STAFF’S COMMENT LETTER, DATED FEBRUARY 3, 2025.

Financial Statements of SES S.A.

Notes to Consolidated Financial Statements

Note 11 - Earnings Per Share, page F-45

1.

Based on your revised disclosure in response to prior comment 14, it appears that Class A shares represent 66% of total weighted average number of shares outstanding as of 12/31/23 and Class B shares represent 34% of total weighted average number of shares outstanding as of 12/31/23. Clarify how you calculate 83% and 17% for purposes of allocating profit to Class A shareholders and Class B shareholders, respectively.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as each Class B share is entitled to 40% of the dividend payable on each Class A share. This results in disproportionate economic interest relative to the number of shares outstanding.

In the calculation of the basic and diluted earnings per share, it is the economic rights of the Class A and Class B which are considered (83% and 17%, respectively), rather the voting rights (66% and 34% respectively reflecting the nominal Class-B shares in issue).

In updating the Draft Registration Statement to include ours and Intelsat S.A.’s financial statements for the year ended December 31, 2024, we have modified the disclosure on pages F-48 and F-49 in Amendment No. 2 to the Draft Registration Statement to clarify:

Gibson, Dunn & Crutcher LLP

200 Park Avenue | New York, NY 10166-0193 | T: 212.351.4000 | F: 212.351.4035 | gibsondunn.com

Laura Veator

Stephen Krikorian

April 1, 2025

The weighted average number of shares based on the capital structure of the Company as described in Note 24, net of own shares held, and adjusted to reflect the relative economic rights of the Class A shares and Class B shares for calculating basic earnings per share was as follows:

	2024	2023	2022
Class A shares (in million) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..	351.7	364.8	364.1
Class B shares (in million) (*). . . . . . . . . . . . . . . . . . . . . . . . . . . . ..	72.9	74.3	74.3

Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . .	424.6	439.1	438.4

(*) Weighted average number of Class B shares of 182.3 (in million) (2023: 185.7, 2022: 185.8), net of own shares held, was multiplied by 40% considering the relative economic rights.

The weighted average number of shares, net of own shares held, and adjusted in order to reflect the relative economic rights of the Class A shares and Class B shares for calculating diluted earnings per share was as follows:

	2024	2023**	2022**
Class A shares (in million) . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..	356.2	364.8	364.1
Class B shares (in million) (*) . . . . . . . . . . . . . . . . . . . . . . . . . . . ..	72.9	74.3	74.3

Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . .	429.1	439.1	438.4

(*) Weighted average number of Class B shares of 182.3 (in million) (2023: 185.7, 2022: 185.8), net of own shares held, was multiplied by 40% considering the relative economic rights.

(**) Weighted average number of Class A shares and Class B shares has been revised in order to exclude antidilutive effects.

STAFF’S COMMENT LETTER, DATED MARCH 21, 2025.

Amendment No. 1 to Draft Registration Statement on Form F-4

Presentation of Financial and Other Information, page 2

1.

In your response to prior comment one of our letter dated December 5, 2024, you identify a number of factors as to why you lack sufficient information to determine a reasonable fair value of the CVRs to present in the pro forma financial information. You further indicate that once the acquisition has closed, you intend to engage a valuation specialist to perform purchase price allocation for purposes of business combination accounting and to assist in the assessment of the fair value of the CVRs. However, the factors you identify appear to relate to uncertainties that would still be present once the acquisition has closed, rather than specific information that you need to estimate the fair value, incorporating these uncertainties. Please further clarify how you considered including a provisional amount for this liability in a future amendment as of the most recent practicable date prior to the effectiveness of your registration statement or presenting a range of possible outcomes. Clarify the specific information that you do not have with respect to facts and circumstances that exist as of this date preventing you from estimating a provisional amount. Also, tell us how you considered information used in the negotiations of the terms of this transaction in determining a provisional amount or a range of possible outcomes. In this regard, your disclosures should include information that will enable readers to understand the magnitude of the liability. Refer to Article 11-02(a)(10) and(11)(ii)(A) and (B) of Regulation S-X.

2.

Clarify how you will evaluate whether the factors used by the valuation specialist to determine the fair value of the CVRs after the acquisition has closed reflect information about facts and circumstances that existed as of the acquisition date rather than results from events that occurred after the acquisition date. In this regard, your response appears to refer to activities and events that will take place after the acquisition has closed that you will use to determine the fair value. Refer to paragraphs 45 and 47 and IFRS 3.

3.

We will review your pro forma information and disclosures, once included in a future amendment with your updated financial statements for the year ended December 31, 2024, and may have additional comments with respect to the CVRs.

The Company acknowledges the Staff’s comment and confirms that its next submission will contain the required unaudited pro forma condensed combined financial information prepared in accordance with Article 11 of Regulation S-X and it will address accounting for the CVRs, including the items identified by the Staff in its March 21, 2025 comment letter.

*   *   *

If the Staff of the SEC has any questions or comments regarding the foregoing, please contact the undersigned, Eric Scarazzo, of Gibson, Dunn & Crutcher LLP by telephone at (212) 351-2389 or via email at EScarazzo@gibsondunn.com.

Sincerely,

SES S.A.

By:	/s/ Sandeep Jalan
Sandeep Jalan
Chief Financial Officer